

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 30, 2009

VIA U.S. MAIL

Mr. Zedong Xu
Chief Financial Officer
Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China 150060

   Re: **Harbin Electric, Inc.**
     Form 10-K for the year ended December 31, 2008
     Filed March 13, 2009
     File No. 001-33276

Dear Mr. Xu:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           Jeff Jaramillo
           Accounting Branch Chief